SUBSIDIARIES OF REGISTRANT	EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Benchmark Communities, LLC	Delaware
Fish Springs Ranch, LLC	Nevada
Nevada Land and Resource Holdings, Inc.	Nevada
PICO Investment Corporation	Ohio
Raven Investment Holdings, Inc.	Delaware
PICO Northstar Hallock, LLC	Delaware
UCP, LLC	Delaware
Vidler Water Company, Inc.	Nevada